EXHIBIT 99.2

News Release                                     For more information, contact:
------------                                               Mr. W. Scott Hartman
                                                                +352 46 37 56-1
                                           U.S. callers dial 011 352 46 37 56-1


           SC-U.S. REALTY REPORTS RESULTS FOR SECOND QUARTER 1999
Company Achieves Listing of ADRs on NYSE, Expands Share Repurchase Programme


(9 August 1999) - SC-U.S. Realty (NYSE: RTY) (Amsterdam AEX Stock Exchange ISIN-Code: LU0060100673) reported EBDADT (earnings before depreciation, amortisation and deferred taxes) of $0.46 per share for the quarter ended 30 June 1999, compared to $0.53 per share for the second quarter of 1998. The primary reason for the lower per-share EBDADT was the decline in realised gains from the company's special opportunity investments (SOI). Per-share EBDADT excluding net realised gains or losses was $0.45 for the second quarter of 1999, an increase of 21.6% compared to $0.37 for the same period last year.

SC-U.S. Realty's per-share EBDADT for the six months ended 30 June 1999 was $0.89, compared to $1.07 per share for the same period in 1998. Per-share EBDADT excluding net realised gains or losses for the first six months of 1999 was $0.87, an increase of 20.8% over per-share EBDADT excluding net realised gains or losses of $0.72 for the same period in 1998.

Total EBDADT for the second quarter was $39.3 million, compared to total EBDADT of $45.6 million in the second quarter of 1998. Total EBDADT excluding net realised gains or losses was $38.3 million for the second quarter, an increase of 18.9% compared to $32.2 million for the same period in 1998. Net asset value (NAV) was $26.89 per share at 30 June 1999.

Jeffrey A. Cozad, managing director, said, "We accomplished several key objectives during the second quarter, including listing the company's ADRs on the New York Stock Exchange, which significantly broadens the company's base of potential investors. Additionally, the Board approved a share repurchase programme to invest up to $200 million in our own stock." As of 30 June 1999, SC-U.S. Realty had repurchased 6,030,255 shares for an aggregate cost of $117,955,550, representing approximately 7.0% of the company's shares outstanding. Mr. Cozad noted that SC-U.S. Realty's stock is currently trading at a 25-30% discount to NAV, presenting an attractive investment opportunity given its excellent asset base, double-digit earnings growth rate, growing cash flow and investment-grade balance sheet. According to Mr. Cozad, these initiatives are expected to contribute significantly to the development of meaningful, long-term shareholder value.

Strategic Investments Update

SC-U.S. Realty's six strategic investments remain the primary contributors to the company's EBDADT excluding net realised gains or losses. The three public strategic investees - CarrAmerica (NYSE: CRE), Regency (NYSE: REG) and Storage USA (NYSE: SUS) - contributed 80.4% of the EBDADT from strategic investments during the second quarter.

The company's three private strategic investees - City Center Retail, CWS Communities and Urban Growth Property - contributed 19.6% of the EBDADT from strategic investments during the second quarter of 1999, compared to 6.0% in the second quarter of 1998. During the first six months of 1999, the private strategic investees raised approximately $90 million of debt capital at an average interest cost of 7.15%. These companies are still conservatively leveraged with an average total debt to total book capitalisation ratio of 20.1% and an average fixed- charge coverage ratio of 4.9x. "It is important for shareholders to recognise that these companies are growing, raising attractively priced capital and are not exclusively dependent on SC-U.S. Realty's capital to pursue their respective long-term business strategies," added Mr. Cozad.

Special Opportunity Investments (SOI) Portfolio

SC-U.S. Realty had 6.6% of its assets, at fair value, invested in SOI at 30 June 1999, compared with 13.0% at 30 June 1998. At 31 March 1999, there were $66.3 million in unrealised losses in the SOI portfolio. W. Scott Hartman, newly appointed senior vice president and chief financial officer, noted that unrealised losses in SOI declined during the second quarter to $41.2 million, a 37.9% improvement. According to Mr. Hartman, SC-U.S. Realty may realise losses during 1999 as some or all of these investments are sold and capital is redeployed into higher yielding initiatives, such as the company's share repurchase programme. "Ultimately, the company expects to have 0-5% of its capital allocated to SOI," said Mr. Hartman.

SC-U.S. Realty is a research-driven, growth-orientated real estate company focused on taking significant strategic investment positions in value-added real estate operating companies based in the United States. SC-U.S. Realty's strategic investments as of 30 June 1999 included ownership positions and commitments to six U.S. real estate operating companies with a combined market capitalisation of approximately $8.8 billion.

The full supplemental financial information for the second quarter is available on the company's web site at http://www.sc-usrealty.com.

SC-U.S. Realty will conduct a conference call to discuss the second quarter 1999 results on Tuesday, 10 August 1999, at 3:00 p.m. GMT, 10:00 a.m. EDT. The conference call number for non-U.S. callers is +1-612-332-1210 and for U.S. callers is 1-800-288-8976.

                                    ###

All monetary figures are expressed in United States currency.

In addition to historical information, this press release contains forward-looking statements. These statements are based on current expectations, estimates and projections about the industry and markets in which Security Capital U.S. Realty operates, management's beliefs and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Actual operating results may be affected by changes in international, national or local economic conditions, competitive market conditions, and conditions in the securities markets and therefore may differ materially from what is expressed or forecasted in this press release.